Exhibit (a)(1)(vi)

April 26, 2018

Re:        Tender Offer for Whirlpool Corporation Common Stock

Dear Participant in the Whirlpool 401(k) Retirement Plan:

The Vanguard Group, Inc., (“Vanguard”) is the directed recordkeeper for the Whirlpool 401(k) Retirement Plan (the “Plan”). The Plan offers, as an investment option, the Whirlpool Stock Fund, which exclusively holds common stock of Whirlpool Corporation (“Whirlpool”). We are sending this letter on behalf of the Plan Administrator because the Plan’s records indicate that all or a portion of your Plan account is invested in the Whirlpool Stock Fund.

In accordance with its obligations under applicable law, the Plan Administrator is required to provide you with information regarding a tender offer dated April 26, 2018 by Whirlpool to purchase shares of Whirlpool stock, par value $1.00 per share, (“Shares”) for cash. (The offer described in this letter and the enclosures is referred to as the “Offer to Purchase”, and such offer, as may be amended or supplemented from time to time, is referred to as the “Offer”.) The Offer extends to the Shares held by the Plan in the Whirlpool Stock Fund (“Plan Shares”). As of April 23, 2018, the Plan held approximately 1,385,399 Shares.

As described below, you have the right to instruct Vanguard Fiduciary Trust Company, as trustee of the Plan (the “Trustee”), whether to tender Plan Shares attributable to your individual account. You will instruct Vanguard by completing the enclosed Direction Form and returning it to Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A., (the “Tabulator”) in the enclosed return envelope, so that it is RECEIVED by 5:00 p.m., Eastern Time, on May 21, 2018, unless the Offer is extended, in which case the deadline for receipt of instructions will, to the extent feasible, be two business days prior to the expiration date of the Offer. If you do not complete the enclosed Direction Form and return it to the Tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and no Plan Shares attributable to your individual account under the Plan will be tendered.

The remainder of this letter summarizes the Offer, your rights under the Plan with respect to the Offer and the procedures for completing and submitting the Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase enclosed with this letter.

BACKGROUND

Whirlpool has made an offer to purchase for cash up to $1 billion of all outstanding Shares at a purchase price not greater than $170.00 nor less than $150.00 per share, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase. Whirlpool will select the lowest price per share (in increments of $0.50) that will enable Whirlpool to purchase up to $1 billion of its Shares. Upon the terms and subject to the conditions of the Offer if Shares having an aggregate purchase price of less than $1 billion are properly tendered and not properly withdrawn, Whirlpool will purchase all Shares properly tendered and not properly withdrawn. All Shares purchased pursuant to the Offer will be purchased at the same purchase price regardless of whether the shareholder tendered at a lower price.

The enclosed Offer to Purchase sets forth the terms and conditions of the Offer and is being provided to Whirlpool’s shareholders. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase.

If you do not complete the enclosed Direction Form and return it to the Tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and no Plan Shares attributable to you will be tendered.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

The enclosed Direction Form allows you to specify the percentage of the Plan Shares attributable to your account that you wish to tender and the price or prices at which you want to tender Plan Shares attributable to your account. As detailed below, when the Trustee tenders Shares on behalf of the Plan, it may be required to tender Shares on terms different than those set forth on your Direction Form.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the sale of Shares to Whirlpool for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. The Trustee will determine “adequate consideration,” based on the prevailing or closing market price of the Shares on the New York Stock Exchange, on or about the date the Shares are tendered by the Trustee (the “prevailing market price”). Accordingly, depending on the prevailing market price of the Shares on such date, the Trustee may be unable to follow participant directions to tender Plan Shares to Whirlpool at certain prices within the offered range. The Trustee will tender or not tender Shares as follows:

•	If the prevailing market price is greater than the maximum tender price offered by Whirlpool ($170.00 per Share), notwithstanding your direction to tender Plan Shares in the Offer, the Plan Shares will not be tendered.

•	If the prevailing market price is lower than the price at which you direct Plan Shares be tendered, the Trustee will follow your direction both as to percentage of Plan Shares to tender and as to the price at which such Plan Shares are tendered.

•	If the prevailing market price is greater than the price at which you direct the Plan Shares to be tendered but within the range of $150.00 to $170.00, the Trustee will follow your direction regarding the percentage of Plan Shares to be tendered, but will increase the price at which such Plan Shares are to be tendered to the lowest tender price that is not less than the prevailing market price.

•	If the prevailing market price is within the range of $150.00 to $170.00, for all Plan Shares directed to be tendered at the “per Share purchase price to be determined under the tender offer,” the Trustee will tender such Plan Shares at the lowest tender price that is not less than the prevailing market price.

Unless otherwise required by applicable law, the Trustee will not tender Plan Shares attributable to participant accounts for which it has not received a completed Direction Form or for which it has received a direction not to tender pursuant to the Direction Form. Neither the Plan Administrator nor the Trustee makes any recommendation as to whether to direct the tender of Plan Shares or whether to refrain from directing the tender of Plan Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.

CONFIDENTIALITY

To assure the confidentiality of your decision, neither the Trustee nor the Tabulator will make your individual direction available to Whirlpool.

PROCEDURE FOR DIRECTING THE TRUSTEE

Enclosed is a Direction Form which should be completed and returned to the Tabulator. For purposes of the final tabulation, subject to the limitations described above, the Trustee will apply your instructions to the number of Plan Shares attributable to your account as of 5:00 p.m. on May 21, 2018, or as of a later date if the Offer is extended.

If you do not properly complete the Direction Form or do not return it by the deadline specified, such Plan Shares will be considered NOT TENDERED.

If you wish to tender your Plan Shares, you must properly complete your Direction Form, by doing the following:

1.	State your intent to tender Plan Shares. Check the first box on page 2 of the Direction Form. This box states that you wish to tender some or all of your Plan Shares.

2.	Select the percentage of Plan Shares and the tender price. Check either the second or third box on page 2 to select the percentage of Plan Shares you wish to tender and the price at which you wish to tender.

•	By checking the second box on page 2 you are tendering your Plan Shares at the per Share purchase price to be determined pursuant to the Offer, which will result in receiving a price per Share as low as $150.00 or as high as $170.00. In this box, you must also specify the percentage (in whole numbers) of Shares attributable to your individual account that you want to tender at this price. Select this option if you wish to maximize the chance of Whirlpool purchasing your Plan Shares.

•	Alternatively, you may check the third box on page 2 to direct the tender of Plan Shares attributable to your account at different prices. To do so, you must complete the table by stating the percentage (in whole numbers) of Shares to be sold at each price by filling in the percentage of such Shares on the line immediately before the price. Leave a given line blank if you want no Plan Shares tendered at that particular price. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed the Trustee NOT to tender the balance of the Plan Shares attributable to your individual account.

3.	Date and sign the Direction Form in the space provided on page 1.

4.	Timely Return the Direction Form in the enclosed return envelope so that it is received by the Tabulator at the address listed on the bottom of the Direction Form no later than 5:00 p.m., Eastern Time, on May 21, 2018, unless the Offer is extended, in which case, to the extent feasible, the participant deadline shall be four business days prior to the expiration date of the Offer.

Your direction pursuant to your Direction Form will be deemed irrevocable unless withdrawn by 5:00 p.m., Eastern Time, on May 21, 2018, unless the Offer is extended by Whirlpool. In order to make an effective withdrawal, you must submit a Withdrawal Form which may be obtained by calling D.F. King & Co., Inc., the information agent for this Offer at (800) 334-0384. Upon receipt of a Withdrawal Form, your previous direction under your previously submitted Direction Form will be deemed canceled. You may direct the re-tendering of any Shares attributable to your individual account by obtaining an additional Direction Form from D.F. King & Co., Inc. and repeating the previous instructions for directing tender as set forth in this letter.

After the deadline above for returning the Direction Form, the Tabulator and its affiliates or agents will complete the tabulation of all directions for the Trustee. The Trustee will then tender the appropriate number of Shares on behalf of the Plan.

Subject to the satisfaction of the conditions described in the Offer to Purchase, Whirlpool will purchase up to $1 billion of Shares that are properly tendered through the Offer. If the total value of Shares tendered exceeds $1 billion, the Shares tendered pursuant to the Offer may be subject to proration, as described in the Offer to Purchase. Any Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

The preferential treatment of holders of fewer than 100 Shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of Plan Shares held within their individual accounts. Likewise, the conditional tender of Shares, as described in the Offer to Purchase, will not apply to the participants in the Plan.

EFFECT OF TENDER ON YOUR ACCOUNT

In order to process the Offer in the 401(k) plan, a suspension of activity in the Whirlpool stock funds is required. The timeframe for the suspension of activity will be dependent on whether or not you participate in the

Offer. If you do not participate in the Offer, activity will be suspended for approximately one week. If you participate in the Offer, we currently anticipate that this suspension of transactions will last until approximately the week of June 11, 2018. This suspension of transactions will apply to ALL Shares attributable to your Plan account, even if you elect to tender less than 100% of the Plan Shares. Additionally, if you direct the Trustee to tender some or all of your Plan Shares, any outstanding orders to sell Plan Shares will be cancelled. Please note that cancelled sell orders will not automatically be reinstated; participants who wish to establish a new sell order after the Offer or after an extension of the Offer must initiate such action themselves. In the event that the Offer is extended, the suspension on transactions involving the Plan Shares may, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time a new suspension on these transactions involving the Plan Shares will commence. You can call Vanguard at (800) 523-1188 to obtain updated information on expiration dates, deadlines and freezes.

During the period of the freeze, you will be unable to diversify investments in the Plan Shares. Because during the period of the freeze you will be unable to conduct certain transactions, it is very important that you review and consider the appropriateness of your current investments in light of your inability to diversify those investments during the period of the freeze. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the Shares, as individual securities –including the Shares— tend to have wider price swings, up and down, in short periods of time, than Investments in diversified funds. Stocks that have wide price swings might have a large loss during the period of the freeze, and you would not be able to direct the sale of such stocks from your account during the period of the freeze.

The period of the freeze is considered a “blackout period” under Federal law. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. There is an exception to this 30-day rule where such advance notice is not possible due to events beyond the reasonable control of the Plan administrator. In this case, the tender offer was publicly announced on April 26, 2018 and is scheduled to end with respect to settled Shares held by the Plan as of 5:00 p.m. Eastern Time on May 21, 2018. In order to process tender directions, it is required that the blackout period must begin on May 21, 2018. As the administratively required blackout period for the Plan will begin less than 30 days after the date of the public announcement of the Offer, it was not possible to furnish 30 days advance notice.

INVESTMENT OF PROCEEDS

If you elect to tender Plan Shares and such Plan Shares are accepted in the Offer, any proceeds received in respect of such Plan Shares will remain in the Plan and will be invested in the Plan’s Qualified Default Investment Alternative, which is the Vanguard Target Retirement Fund closest to the year you will turn age 65. Once the proceeds are in your Plan account, you will be able to move such tender proceeds at your own discretion to other investment funds of your choosing within the Plan.

SHARES OUTSIDE THE PLAN

If you hold Shares outside of the Plan, you will receive, under separate cover, Offer materials to be used to tender those Shares. Those Offer materials may not be used to direct the Trustee to tender or not tender the

Plan Shares attributable to your individual account under the Plan. Likewise, the tender of Plan Shares will not be effective with respect to Shares you hold outside of the Plan. The direction to tender or not tender Plan Shares may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender Shares held outside of the Plan.

TAX CONSEQUENCES

While you will not recognize any immediate tax gain or loss as a result of the tender and sale of any Plan Shares, the tax treatment of future distributions from the Plan may be impacted.

Tender offer proceeds will be subject to all applicable taxes at the time you receive a distribution from the Plan. We encourage you to consult your tax advisor concerning your decision to participate in the Offer and possible tax ramifications.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Plan Shares, please contact Vanguard, toll-free, at (800) 523-1188. If you require additional information concerning the terms and conditions of the Offer, please call D.F. King & Co., Inc., the information agent of the Offer, toll-free, at (800) 334-0384.

Sincerely,

The Vanguard Group, Inc.,

On behalf of the Plan Administrator

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